SUPPORT AGREEMENT
between
WEGA MINING ASA
- and -
WEGA MINING INC.
- and -
GOLDBELT RESOURCES LTD.
October 17, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION
1.1	Definitions	2
1.2	Construction and Interpretation	8
1.3	Currency	9
1.4	Schedules	9
ARTICLE 2 THE OFFER
2.1	The Offer	9
2.2	Fairness Opinion and Goldbelt Support for the Offer	12
2.3	Outstanding Stock Options	14
2.4	Performance Rights	15
2.5	Canisp Shares	16
2.6	Officers and Employees	16
2.7	Directors of Goldbelt	16
2.8	Subsequent Acquisition Transaction	16
2.9	Transaction Structuring and Alternative Transaction	17
2.10	Obligations of Offeror	17
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND OFFEROR

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF GOLDBELT

ARTICLE 5 CONDUCT OF BUSINESS
5.1	Conduct of Business by Goldbelt	18
ARTICLE 6 OTHER COVENANTS
6.1	Further Assurances	22
6.2	No Solicitations, Opportunity to Match, Etc.	22
6.3	Notification of Certain Matters	28
6.4	Investigation by Parent	28
6.5	Officers’ and Directors’ Indemnification	28
6.6	Shareholder Claims	29
6.7	Required Securities Laws Approvals	29

- i -

6.8	Reorganization	29
ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER
7.1	Termination	30
7.2	Termination Payment	33
7.3	Effect of Termination	34
7.4	Amendment	34
7.5	Waiver	34
ARTICLE 8 PRIVATE PLACEMENT
8.1	Subscription	34
8.2	Representations, Warranties, Covenants and Acknowledgements of Offeror	35
8.3	Representations and Warranties of Goldbelt	37
8.4	Survival of Representations	38
8.5	Covenants of Goldbelt	38
8.6	Closing	39
8.7	Payment of Subscription Price	39
ARTICLE 9 GENERAL PROVISIONS
9.1	Advisors	39
9.2	Public Statements	39
9.3	Confidentiality	40
9.4	Notices	40
9.5	Severability	41
9.6	Contra Proferentum	41
9.7	No Third Party Beneficiaries	41
9.8	Entire Agreement, Assignment and Governing Law	42
9.9	Counterparts	42

Schedule	Description
A	Conditions of the Offer
B	Representations and Warranties of Parent and Offeror
C	Representations and Warranties of Goldbelt
- ii -

SUPPORT AGREEMENT
          MEMORANDUM OF AGREEMENT made as of the 17th day of October, 2007.
BETWEEN:
WEGA MINING ASA,
a corporation existing under the laws of Norway,
(hereinafter called “Parent”)
- and -
WEGA MINING INC.,
a corporation existing under the laws of the Province of British Columbia,
(hereinafter called “Offeror”)
- and -
GOLDBELT RESOURCES LTD.,
a corporation existing under the laws of the Province of British Columbia,
(hereinafter called “Goldbelt”)
          WHEREAS Offeror desires to acquire all of the issued and outstanding Common Shares (as hereinafter defined) (other than those owned directly or indirectly by Parent or Offeror) and is prepared to make the Offer (as hereinafter defined);
          AND WHEREAS contemporaneously herewith, Parent and Offeror have entered into a lock-up agreement (each, a “Lock-Up Agreement”) with each of the Locked-Up Shareholders (as hereinafter defined) pursuant to which such Locked-Up Shareholders have agreed to tender to the Offer all of the Common Shares held or hereafter acquired by them, all on the terms and subject to the conditions set forth in the Lock-Up Agreement;
          AND WHEREAS the board of directors of Goldbelt (the “Board of Directors”) has unanimously determined, after receiving financial and legal advice and following the receipt and review of recommendations from the Special Committee (as hereinafter defined), that it would be advisable and in the best interests of Goldbelt and the Shareholders (as hereinafter defined) (other than Parent and Offeror) for the Board of Directors to take all reasonable action to support the Offer and to recommend acceptance of the Offer to Shareholders in writing, all on the terms and subject to the conditions contained herein;
          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
          In this Agreement (including the Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:
(a)	“Accredited Investor” has the meaning set out in Section 8.2(a);

(b)	“Acquisition Proposal” has the meaning set out in Section 6.2(a)(i);

(c)	“Alternative Transaction” has the meaning set out in Section 2.8(b);

(d)	“Applicable Securities Laws” has the meaning set out in Section 2.1(b);

(e)	“Authorities” has the meaning set out in Section 8.2(i)(i);

(f)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Law;

(g)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(h)	“Board of Directors” has the meaning set out in the recitals;

(i)	“Burkina Faso Licences” means the exploration and exploitation licences in Burkina Faso set out in the Disclosure Letter;

(j)	“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Canada and Oslo, Norway are open for the conduct of business;

(k)	“Canisp” means Canisp Consultants Ltd.;

(l)	“Canisp Agreement” means the agreement between Goldbelt and Canisp dated June 24, 2007;

(m)	“Change in Control Time” has the meaning set out in Section 2.7;

(n)	“Circular” has the meaning set out in Section 2.1(b);

(o)	“Common Shares” means the common shares of Goldbelt, including common shares issued on the exercise of the Options, pursuant to Performance Rights or upon the conversion, exchange or exercise of any other Convertible Securities;

(p)	“Compensation Agreements” means the employment or services agreement between Goldbelt and each of Collin Ellison and Peter Turner;

(q)	“Compulsory Acquisition” has the meaning set out in Section 2.8;

(r)	“Confirmatory Due Diligence” means the investigations to be conducted by Parent into the Burkina Faso Licences, the Authorizations obtained or to be obtained from any Governmental Entity in Burkina Faso and the Laws of Burkina Faso in order for Parent to determine whether to exercise its termination rights under Section 7.1(f);

(s)	“Contemplated Transactions” means the Offer, the subscription for the Subscription Shares, the take-up of Common Shares by Offeror, the transactions contemplated by the Lock-up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination of Offeror (or any of its Affiliates) and Goldbelt, and any Alternative Transaction;

(t)	“Convertible Securities” has the meaning set out in Section 2.1(a);

(u)	“Directors’ Circular” has the meaning set out in Section 2.1(g)(vi);

(v)	“Disclosure Letter” means the letter dated of even date herewith from Goldbelt to Parent and Offeror delivered concurrently with this Agreement;

(w)	“Due Diligence Deadline” means the earlier of (i) November 5, 2007, and (ii) the date on which the Offer is commenced;

(x)	“Effective Time” has the meaning set out in Section 5.1;

(y)	“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(z)	“Expiry Date” has the meaning set out in Section 2.1(e);

(aa)	“Expiry Time” has the meaning set out in Section 2.1(e);

(bb)	“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, including all Common Shares issuable upon the exercise of Options, whether vested or unvested, or pursuant to Performance Rights;

(cc)	“GAAP” means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(dd)	“Goldbelt” means Goldbelt Resources Ltd., a corporation existing under the laws of the Province of British Columbia;

(ee)	“Goldbelt Public Documents” has the meaning set out in Section 4 of Schedule C;

(ff)	“Goldbelt Subsidiaries” means Subsidiaries of Goldbelt;

(gg)	“Goldbelt’s Financial Advisor” means Cormark Securities Inc.;

(hh)	“Governmental Entity” means:
(i)	any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and

(iii)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;
(ii)	“International Jurisdiction” has the meaning set out in Section 8.2(i)(i);

(jj)	“Latest Mailing Time” has the meaning set out in Section 2.1(b);

(kk)	“Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;
(ll)	“Lock-Up Agreement” has the meaning set out in the recitals to this Agreement;

(mm)	“Locked-Up Shareholders” means Dundee Precious Metals Inc., Paul J. Morgan, and Collin Ellison;

(nn)	“Material Adverse Effect” means:
(i)	in respect of any person (including Goldbelt), an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that person and its Subsidiaries taken as a whole, and

(ii)	in respect of Goldbelt, without limiting the generality of the foregoing, an effect that materially impairs or adversely affects, or would reasonably be expected to materially impair or adversely affect, any of the Burkina Faso Licenses or the development by Goldbelt or any of the Goldbelt Subsidiaries of any Property or Mineral Rights in the manner contemplated in the Goldbelt Public Documents filed on or before the date hereof, in each case other than any effect:
(A)	relating to the Canadian or United States economy, political conditions or securities markets in general;

(B)	affecting the global mining industry in general;

(C)	relating to a change in the market trading price of shares of that person, either:
(I)	related to this Agreement and the Offer or the announcement thereof; or

(II)	related to such a change in that market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (A), (B), (D) or (F) hereof; or
(D)	relating to any generally applicable change in applicable Laws or regulations (other than (x) orders, judgments or decrees against that person any of its Subsidiaries and (y) any change in the Laws of Burkina Faso) or applicable changes to GAAP; or

(E)	relating to the failure by that person to meet any earnings, projections, forecasts or estimates whether internal or previously publicly announced; or

(F)	any natural disaster, hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date hereof;
provided, however, that such effect referred to in clause (A), (B), (D) or (F) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its Subsidiaries, taken as a whole, or disproportionately adversely affect that person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries operate;
(oo)	“Mineral Rights” has the meaning set out in Section 20(a)of Schedule C;

(pp)	“Minimum Tender Condition” has the meaning set out in item (a) of Schedule A;

(qq)	“Named Individuals” means Collin Ellison, David McNee, Peter Turner and Saidou Ide;

(rr)	“NI 45-106” has the meaning set out in Section 8.2(a);

(ss)	“Offer” has the meaning set out in Section 2.1(a);

(tt)	“Offer Price” has the meaning set out in Section 2.1(a);

(uu)	“Offeror” means Wega Mining Inc., a corporation existing under the laws of the Province of British Columbia;

(vv)	“Options” means outstanding options to acquire Common Shares of Goldbelt under the Stock Option Plan, but excludes any Performance Rights pursuant to the Compensation Agreements;

(ww)	“Outside Date” has the meaning set out in Section 7.1(e);

(xx)	“Parent” means Wega Mining ASA, a corporation existing under the laws of Norway;

(yy)	“Parent Assignee” has the meaning set out in Section 7.2(b);

(zz)	“Parent Percentage” has the meaning set out in Section 2.7;

(aaa)	“Parent Subsidiaries” means Subsidiaries of Parent;

(bbb)	“party” means a party to this Agreement, unless the context otherwise requires;

(ccc)	“Pension Plan” means (i) a “pension plan” or “plan” which is subject to the Income Tax Act (Canada), the Pensions Benefit Act (Ontario) or any applicable pension benefits standards legislation in any other jurisdiction of Canada which is applicable to the employees of Goldbelt or any Goldbelt Subsidiary resident in Canada, and (ii) any foreign pension benefits plan, defined benefit plan or similar arrangement applicable to any employee of Goldbelt or any Goldbelt Subsidiary;

(ddd)	“Performance Rights” means the rights to obtain Common Shares for no consideration upon the achievement of certain performance targets pursuant to the Compensation Agreements, including such rights to obtain Common Shares as have received the approval of the Board of Directors but which may still be subject to Shareholder, stock exchange or any other approval;

(eee)	“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

(fff)	“Pre-Acquisition Reorganization” has the meaning set out in Section 6.8;

(ggg)	“Property” has the meaning set out in Section 20(a) of Schedule C;

(hhh)	“Right to Match Period” has the meaning set out in Section 6.2(g)(iv);

(iii)	“Shareholders” means the holders of Common Shares;

(jjj)	“Special Committee” means the special committee of the Board of Directors formed on October 4, 2007;

(kkk)	“Stock Option Plan” means the Goldbelt stock option plan adopted on October 26, 2005, and any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

(lll)	“Subscription Closing Date” has the meaning set out in Section 8.6;

(mmm)	“Subscription Price” has the meaning set out in Section 8.1;

(nnn)	“Subscription Shares” has the meaning set out in Section 8.1;

(ooo)	“Subsequent Acquisition Transaction” has the meaning set out in Section 2.8;

(ppp)	“Subsidiary” means a “subsidiary” as defined in NI 45-106;

(qqq)	“Superior Proposal” has the meaning set out in Section 6.2(a);

(rrr)	“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;
(sss)	“Termination Payment” has the meaning set out in Section 7.2(a);

(ttt)	“Termination Payment Event” has the meaning set out in Section 7.2(a);

(uuu)	“TSX” means the Toronto Stock Exchange; and

(vvv)	“US Securities Act” means the United States Securities Act of 1933, as the same has been and may hereafter from time to time be amended.
1.2 Construction and Interpretation
          In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	references to any legislation or to any provision of any legislation shall include any legislative provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time to time;

(f)	references to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time;

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively; and

(h) references to the knowledge of a party means the actual knowledge of the senior officers of such party.
1.3 Currency
          Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.
1.4 Schedules
          The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

A	Conditions of the Offer
B	Representations and Warranties of Parent and Offeror
C	Representations and Warranties of Goldbelt
ARTICLE 2
THE OFFER
2.1 The Offer
     (a) Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, make an offer (the “Offer”) to purchase all outstanding Common Shares (other than Common Shares owned by Offeror or its affiliates), including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the exercise of Options, pursuant to Performance Rights and on the conversion, exchange or exercise of other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares (together with the Options and Performance Rights, collectively, the “Convertible Securities”), at a price per Common Share of $1.55 in cash (the “Offer Price”). The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Common Shares may be deposited. Neither Parent nor Offeror shall be required to make the Offer in any jurisdiction where it would be illegal to do so.
     (b) Offeror shall mail the Offer and accompanying take-over bid circular (collectively, the "Circular”) in accordance with the Securities Act (Ontario) and the regulations thereunder and all other applicable securities Laws (collectively, “Applicable Securities Laws”) to each registered holder of Common Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on November 5, 2007 (such time on such date being referred to herein as the "Latest Mailing Time”); provided, however, that (i) if the mailing of the Circular is delayed by reason of Goldbelt not having provided to Offeror the Directors’ Circular in accordance with Section 2.1(g)(vi) as well as any information pertaining to Goldbelt that is necessary for the completion of the Circular by Offeror, or not having provided Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by

Offeror in order that the Circular comply in all material respects with Applicable Securities Laws, or not having provided the lists and other information and assistance referred to in Section 2.1(g)(vii), then the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the date on which Goldbelt supplies such necessary documents, information, lists or other assistance, (ii) if the mailing of the Circular is delayed by reason of an injunction, order or any other action made or taken by a Governmental Entity, then, provided that such injunction, order or other action is being contested or appealed by Parent or Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the date on which such injunction, order or other action ceases to be in effect, (iii) if Offeror has not obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer on or before the Latest Mailing Time, then, provided that such regulatory waiver, consent or approval is being actively sought, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the date on which such waiver, consent or approval is obtained, and (iv) if the Latest Mailing Time occurs during or within four business days following the end of a Right to Match Period, then the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fourth business day following the end of such Right to Match Period.
     (c) Prior to the printing of the Circular, Offeror shall provide Goldbelt and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Offeror, acting reasonably.
     (d) Offeror agrees that, provided all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived, Offeror shall take up and pay for all of the Common Shares tendered under the Offer promptly and, in any event, not later than two business days following the time at which Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Law.
     (e) The Offer shall be made in accordance with Applicable Securities Laws and shall expire not earlier than 6:00 p.m. (Toronto time) on the 36th day after the Circular is mailed to all registered holders of Common Shares, subject to the right of Parent or Offeror to extend from time to time the period during which Common Shares may be deposited under the Offer (such date, as the same may be extended, is referred to herein as the “Expiry Date” and such time on such date, as the same may be extended, is referred to herein as the “Expiry Time”). The Offer shall be subject to the conditions set forth in Schedule A to this Agreement. Parent shall, and shall cause Offeror to, use its commercially reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.
     (f) It is understood and agreed that Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior consent of Goldbelt, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders (other than Parent or Offeror).

     (g) The obligation of Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Offeror and any or all of which may be waived by Offeror in whole or in part in its sole discretion (other than the condition set out in Section 2.1(g)(iv) below, which must be waived if Offeror has failed to use its commercially reasonable efforts to obtain such assurances, and the condition set out in Section 2.1(g)(x) below, which may be waived only with the consent of Goldbelt) without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:
(i)	the obligations of Offeror hereunder shall not have been terminated pursuant to Section 7.1;

(ii)	the Lock-Up Agreements shall have been duly executed and delivered by each of the Locked-Up Shareholders on the date of this Agreement;

(iii)	no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Parent, Offeror, another Parent Subsidiary or any person acting jointly or in concert with Offeror) shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied;

(iv)	assurances satisfactory to Offeror, acting reasonably, shall have been received by Offeror that all waivers, rulings or orders necessary for Offeror to make the Offer and to mail to the Shareholders the Circular have been or will be obtained from all applicable securities commissions or other regulatory authorities;

(v)	the Board of Directors shall have unanimously recommended that Shareholders accept the Offer in accordance with Section 2.2(a)(ii) and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Offer inconsistent with such recommendation;

(vi)	the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the depositary of the Offer, at its offices in Toronto, Ontario on or before 9:00 a.m. (Toronto time) on November 5, 2007 (or such other date as may be agreed by the parties) for mailing with the Circular a sufficient quantity of commercial copies of a directors’ circular (the “Directors’ Circular”), unanimously recommending that Shareholders accept the Offer;

(vii)	on or before 10:00 a.m. (Toronto time) on November 2, 2007 Goldbelt shall have provided to Offeror a list of all registered holders of Common Shares, Options, Performance Rights and any other Convertible Securities, in each case in electronic form and as of the close of business on

November 1, 2007, including address and securityholding information for each person, and Goldbelt shall from time to time thereafter promptly provide supplements of such lists to reflect any changes to the holders of Common Shares, Options, Performance Rights and other Convertible Securities, as applicable, or such other information, mailing labels or other assistance as Offeror may reasonably request in order to be able to communicate to holders of Common Shares, Options, Performance Rights and other Convertible Securities;

(viii)	no Material Adverse Effect in respect of Goldbelt shall have occurred since the date hereof;

(ix)	all representations and warranties of Goldbelt set forth in this Agreement shall be true and correct in all material respects (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) at the time of the making of the Offer;

(x)	no cease trade order, injunction or other prohibition at Law shall exist against Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer; and

(xi)	Parent shall have completed, on or before October 24, 2007, an equity offering pursuant to which Parent shall have received gross proceeds of at least 300 million Norwegian Krone.
     (h) Prior to printing the Directors’ Circular, Goldbelt shall provide Parent with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Goldbelt, acting reasonably. The Directors’ Circular shall include a copy of the written fairness opinion of Goldbelt’s Financial Advisor referred to below.
2.2 Fairness Opinion and Goldbelt Support for the Offer
     (a) Goldbelt represents and warrants to and in favour of Parent and Offeror, and acknowledges that Parent and Offeror are relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:
(i)	Goldbelt’s Financial Advisor has delivered an oral opinion to the Special Committee and the Board of Directors to the effect that, subject to the assumptions, limitations and qualifications stated therein, the consideration to be received under the Offer is fair from a financial point of view to all Shareholders (other than Parent and Offeror);

(ii)	the Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Goldbelt and the Shareholders (other than Parent and Offeror), and accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than Parent and Offeror) accept the Offer; and

(iii)	each member of the Board of Directors has agreed to support the Offer and intends to deposit the Common Shares owned by him or her pursuant to the Offer and has agreed that the press release to be issued by Offeror announcing the Offer may so state and that references to such support and intention may be made in the Circular and other documents relating to the Offer.
     (b) Goldbelt shall prepare and make available for distribution contemporaneously and together with the mailing of the Circular, sufficient commercial copies of the Directors’ Circular, prepared in all material respects in accordance with all Applicable Securities Laws and delivered in accordance with Section 2.1(g)(vi), which shall reflect the determinations and recommendation and agreement by the Board of Directors referred to in Section 2.2(a). Goldbelt shall take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with this Agreement and Goldbelt shall provide Offeror with any information pertaining to Goldbelt and the Goldbelt Subsidiaries that is necessary for the completion of the Circular by Offeror, and shall provide Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by Offeror. Goldbelt represents, warrants and covenants that such information will be true and correct in all material respects as at the date of the Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, if after the date hereof:
(i)	any representation or warranty made by Parent or Offeror in this Agreement shall be untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualifications already contained within such representations and warranties) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Parent or Offeror and such inaccuracies are not curable or, if curable, are not cured by the earlier of the date which is 15 days from the date of written notice of such inaccuracies and the business day prior to the expiry date; or

(ii)	the Board of Directors shall become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, in the Circular relating to Parent or Offeror; or

(iii)	the Board of Directors is otherwise required in the exercise of its fiduciary duties to do so;

then the Board of Directors shall be entitled to not make such a positive recommendation, to make a negative recommendation or to withdraw, modify or change any recommendation regarding the Offer which it has previously made, provided that:
(X)	the Board of Directors, acting in good faith and upon the advice of its legal and financial advisors where appropriate, shall first have determined that the making of a positive recommendation, the failure to make a negative recommendation or the failure to withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the fiduciary duties of the Board of Directors; and

(Y)	not making such a positive recommendation, making a negative recommendation or so withdrawing, modifying or changing a recommendation regarding the Offer is otherwise in accordance with the terms of this Agreement.
     (c) Parent and Offeror shall provide to Goldbelt all information regarding Parent or Offeror that is required for the preparation of the Directors’ Circular. Parent and Offeror represent, warrant and covenant that such information will be true and correct in all material respects as at the date of the Directors’ Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
2.3 Outstanding Stock Options
     (a) Offeror acknowledges and agrees that:
(i)	the Board of Directors shall resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, including by causing the vesting thereof to be accelerated;

(ii)	it shall agree with Goldbelt to tendering arrangements in respect of the Offer in order to facilitate the conditional cashless exercise of the Options and tender to the Offer, concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, of the Common Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Options to tender the Common Shares issuable upon such conditional exercise of their Options on the basis of guaranteed deliveries); and

(iii)	(A) holders of Options will be permitted to tender Common Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Offeror taking up and paying for the Common Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares and (B) all Common Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Common Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Shares.
     (b) Goldbelt acknowledges and agrees that it is a condition to any cashless exercise of the Options that Goldbelt has obtained all necessary corporate and regulatory approvals (including stock exchange approval) to permit such cashless exercise, failing which the Options may be exercised in accordance with this Section 2.3 but on a cash basis.
     (c) Goldbelt shall use its commercially reasonable best efforts to cause all holders of Options to conditionally exercise such Options as described in Section 2.3(a) and to deliver, not later than five business days prior to the first scheduled expiry date of the Offer, (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable tender the Common Shares to be issued as a result of such conditional exercise of Options to the Offer.
     (d) Goldbelt shall cause any Options that are not exercised prior to the first scheduled expiry time of the Offer to be terminated or otherwise expire at or prior to that time, which termination or expiration may be conditional on the take-up of Common Shares under the Offer.
2.4 Performance Rights
     (a) Offeror acknowledges and agrees that:
(i)	the Board of Directors shall resolve that all Common Shares issuable pursuant to Performance Rights, regardless of whether the applicable performance targets have or have not been met, shall be issued concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares; and

(ii)	it shall agree with Goldbelt to tendering arrangements in respect of the Offer in order to facilitate the conditional tender to the Offer, concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, of the Common Shares to be issued pursuant to Performance Rights in accordance with Section 2.4(a)(i) (including providing for the ability of holders of Performance Rights to tender the Common Shares issuable pursuant to such Performance Rights on the basis of guaranteed deliveries).
     (b) Goldbelt shall use its commercially reasonable best efforts to cause all holders of Performance Rights to conditionally tender the Common Shares issued as a result of the acceleration of the Performance Rights pursuant to Section 2.4(a)(i) and to deliver, not later than five business days prior to the first scheduled expiry date of the Offer, (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender such Common Shares to the Offer.

(c)	In the event that all necessary approvals to issue any Common Shares pursuant to any Performance Rights have not been obtained on or before the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, Goldbelt will cause such Performance Rights to be terminated concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares.

(d)	From and after the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, there shall be no Common Shares issuable pursuant to Performance Rights.
2.5 Canisp Shares
          Concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, Goldbelt shall issue to Canisp the 350,000 Common Shares issuable pursuant to the Canisp Agreement. From and after the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, there shall be no Common Shares issuable pursuant to the Canisp Agreement.
2.6 Officers and Employees
          Offeror will cause Goldbelt and the Goldbelt Subsidiaries to comply with all of their respective obligations to the employees and officers of Goldbelt and the Goldbelt Subsidiaries pursuant to applicable Law.
2.7 Directors of Goldbelt
          Goldbelt acknowledges that promptly following the time (the “Change in Control Time”) at which Offeror takes up for purchase such number of Common Shares as represents at least a majority of the then outstanding Common Shares on a fully-diluted basis and from time to time thereafter, Offeror shall be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Parent (the “Parent Percentage”) and Goldbelt shall not frustrate Offeror’s attempts to do so and covenants to co-operate with Parent, subject to all applicable Laws, to enable Parent’s designees to be elected or appointed to the Board of Directors, and any committee thereof, and to constitute the Parent Percentage of the Board of Directors, including, at the request of Parent, by its commercially reasonable best efforts to increase the size of the Board of Directors and to secure the resignations of such directors as Parent may request.
2.8 Subsequent Acquisition Transaction
          If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of Parent, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of Parent, Parent or Offeror may, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or Offeror chooses not to avail itself of such statutory right of acquisition, Offeror shall use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer. Goldbelt agrees that, in the event Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist Parent and Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Goldbelt and Parent, Offeror or another Parent Subsidiary that Parent may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share offered under the Offer.
2.9 Transaction Structuring and Alternative Transaction
     (a) Parent and Goldbelt agree to co-operate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Offer and the other transactions contemplated hereby as promptly as practicable.
     (b) In addition, in the event that Parent concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Parent, Offeror or another Parent Subsidiary would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Goldbelt and its Shareholders that are equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction”), Goldbelt agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.
2.10 Obligations of Offeror
          Parent shall cause Offeror to comply with all of Offeror’s obligations under or relating to the Contemplated Transactions.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND OFFEROR
          Parent and Offeror hereby make to Goldbelt the representations and warranties set out in Schedule B to this Agreement, and acknowledge that Goldbelt is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GOLDBELT
          Goldbelt hereby makes to Parent and Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Parent and Offeror are relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.
ARTICLE 5
CONDUCT OF BUSINESS
5.1 Conduct of Business by Goldbelt
          Goldbelt covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of persons designated by Parent who represent a majority of the directors of Goldbelt (the “Effective Time”) and the termination of this Agreement, unless Parent and Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, Goldbelt will, and will cause each of the Goldbelt Subsidiaries to:
(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its and their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)	not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization (except as required by Section 6.8), nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares, nor reduce capital in respect of its outstanding shares;

(c)	not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(d)	not issue or sell or agree to issue or sell any securities (other than (i) the issuance of Common Shares upon the exercise of currently outstanding Options in accordance with their terms, the issuance of Common Shares pursuant to Performance Rights in accordance with the terms of the respective Compensation Agreements and the issuance of 350,000 Common Shares to Canisp pursuant to the Canisp Agreement and (ii) the issuance of Common Shares under Article 8), or redeem, offer to purchase or purchase any of its outstanding securities;

(e)	without limiting the generality of Section 5.1(d), not authorize, approve, agree to issue, issue or award any Options under the Stock Option Plan, any Performance Rights or any other Convertible Securities;

(f)	without limiting the generality of Section 5.1(d), not authorize, approve or adopt a shareholder rights plan or enter into any agreement providing therefor;

(g)	except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice and after prior consultation with Offeror or except for changes disclosed to Offeror in writing prior to the execution hereof, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;

(h)	not acquire or dispose of any securities, except in the ordinary course of business consistent with past practice;

(i)	except as contemplated in any existing contractual commitments, or as disclosed in any Goldbelt Public Documents, not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $500,000 in the aggregate;

(j)	except as contemplated in any existing contractual commitments, or as disclosed in any Goldbelt Public Documents, not incur, or commit to, capital expenditures in excess of $500,000 in the aggregate;

(k)	except as contemplated in any existing contractual commitments, or as disclosed in any Goldbelt Public Documents, not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $500,000 in the aggregate;

(l)	not enter into or complete any material transaction not in the ordinary course of business or in accordance with plans publicly disclosed by Goldbelt prior to the date hereof

(m)	(i) not incur or commit to incur any indebtedness for borrowed money, except for the borrowing of working capital in the ordinary course of business and consistent with past practices under existing credit facilities disclosed in the Goldbelt Public Documents, or issue any debt securities, (ii) not incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other material liability, obligation or indemnity or the obligation of any other person, or (iii) make any loans or advances to any person;

(n)	not make any changes to existing accounting policies other than as required by applicable Law or by GAAP;

(o)	not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of liabilities reflected or reserved against in Goldbelt’s financial statements as at and for the period ended June 30, 2007 or incurred in the ordinary course of business consistent with past practice;

(p)	not engage in any transaction with any related parties other than with wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(q)	not commit to or enter into any new arrangements, or modify any existing arrangements, between Goldbelt and any shareholder or holder of Convertible Securities of Goldbelt owning or controlling more than 1% of the outstanding securities of any class of Goldbelt;

(r)	not commence or settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation involving Goldbelt or a Goldbelt Subsidiary or material asset of either;

(s)	maintain and preserve all of its rights under each Burkina Faso Licence and under each of its Authorizations;

(t)	not waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business consistent with past practice, (i) any existing contractual rights in respect of any mineral properties or joint ventures of Goldbelt, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other legal rights or claims;

(u)	not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments other than as required by Macquarie Bank Limited as a condition to the US$50 million loan to be provided to Goldbelt by Macquarie Bank Limited;

(v)	use commercially reasonable efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(w)	not increase any coverage or premiums under any directors’ and officers’ insurance policy or enter into any new policy;

(x)	not acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any person or division of any person or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries of Goldbelt), property transfer or purchase of any property or assets of any other person, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 5.1(j);

(y)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Goldbelt or any Goldbelt Subsidiary;

(z)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(aa)	(i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending June 30, 2006, except as may be required by applicable Laws;

(bb)	notify Offeror immediately orally and then promptly in writing of (i) any material change (within the meaning of the Securities Act (Ontario)) in relation to Goldbelt and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Goldbelt contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Goldbelt to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(cc)	except as permitted by Section 6.2, not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the subscription for the Subscription Shares, the acquisition of Common Shares by Offeror pursuant to the Offer or the successful completion of an Alternative Transaction, a Compulsory Acquisition or Subsequent Acquisition

Transaction or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of Goldbelt’s representations and warranties set forth in this Agreement; and

(dd)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.
ARTICLE 6
OTHER COVENANTS
6.1 Further Assurances
          Subject to the terms and conditions of this Agreement, each party hereto agrees to cooperate in good faith and use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, (b) for the discharge by each party hereto of its respective obligations under this Agreement and the Offer, including its obligations under Applicable Securities Laws, (c) to obtain all necessary waivers, consents and approvals in connection with the Contemplated Transactions, including (i) waivers or consents from Macquarie Bank Limited as required in order to satisfy the conditions of the Offer, and (ii) decisions of the Ontario Securities Commission pursuant to Section 104(2)(a) of the Securities Act (Ontario) and equivalent authorities under equivalent legislation in other jurisdictions of Canada regarding the Offer and certain proposed arrangements with employees of or contractors to Goldbelt or any Goldbelt Subsidiary, if required, and (d) to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities, in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents as the other party hereto may reasonably require. Each party hereto, where appropriate, will reasonably cooperate with the other in taking such actions.
6.2 No Solicitations, Opportunity to Match, Etc.
     (a) On and after the date hereof, except as otherwise provided in this Agreement, Goldbelt shall not, and shall cause each of the Goldbelt Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Goldbelt or any Goldbelt Subsidiary:
(i)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Goldbelt or any Goldbelt Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding (A) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, share exchange, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Goldbelt or any Goldbelt Subsidiary; (B) any sale or acquisition of all or a material portion of the assets of Goldbelt or any Goldbelt Subsidiary; (C) any sale or acquisition of all or a material portion of the Common Shares or other securities of Goldbelt or any of the securities of any Goldbelt Subsidiary; (D) any sale of an interest in any mineral property or joint venture; (E) any similar business combination or transaction of or involving Goldbelt or any of the Goldbelt Subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Parent, Offeror or another Parent Subsidiary; or (F) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Parent, Offeror or another Parent Subsidiary (an “Acquisition Proposal”);

(ii)	engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Goldbelt may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent or Offeror, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Offer;

(iv)	approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the public announcement of such Acquisition Proposal shall not be considered a violation of this Section 6.2(a)(iv)); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal;
provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prevent the Board of Directors from, and the Board of Directors shall be permitted to:
(X)	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent or Offeror the approval or recommendation of the Offer; or

(Y)	engage in discussions or negotiations with, respond to or provide information pursuant to Section 6.2(e) to, any person in response to an Acquisition Proposal made by any such person, if and only to the extent that:
(A)	it has received an unsolicited bona fide written Acquisition Proposal from such person subsequent to the date hereof:
1.	to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired;

2.	that did not result from a breach of this Section 6.2;

3.	that complies with all Applicable Securities Laws;

4.	in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained;

5.	that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Goldbelt or any Goldbelt Subsidiary or their respective representatives beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the third party making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time;

6.	that the Board of Directors has determined in good faith (after receipt of advice from its financial advisors and outside legal counsel) (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to Section 6.2(h)); and

7.	in respect of which the Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties,
(any such Acquisition Proposal meeting all of the requirements of this Section 6.2(a)(A) being referred to herein as a “Superior Proposal”); and
(B)	in the case of Section 6.2(a)(X), Goldbelt shall have first complied with all of the requirements of Section 6.2(g).
     (b) Goldbelt will immediately cease, and will instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any person (other than Parent, Offeror or another Parent Subsidiary), by or on behalf of Goldbelt or any Goldbelt Subsidiary with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by Goldbelt or any Goldbelt Subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, Goldbelt will discontinue access to any data rooms (virtual or otherwise).
     (c) Goldbelt shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement (except to allow such person to confidentially propose to the Board of Directors an unsolicited Acquisition Proposal meeting the criteria set out in Section 6.2(a)(A)1 that did not result from a breach of Section 6.2(a)), provided that this Section 6.2(c) shall not prevent the Board of Directors from considering and accepting any new Acquisition Proposal that is a Superior Proposal that might be made by any such third party, provided in each case that the remaining provisions of this Agreement are complied with. Within five business days from the date hereof, Goldbelt shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Goldbelt relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements and promptly (and in any event within 24 hours) provide copies of all correspondence relating to same to Parent. Goldbelt will immediately advise Parent orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any such third party which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Offer.
     (d) From and after the date of this Agreement, Goldbelt shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Parent, at first orally and then in writing, of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations relating to, or which could lead to, an Acquisition Proposal, and/or any request for non-public information relating to Goldbelt or any Goldbelt Subsidiary or Goldbelt mineral property or contractual or legal rights or for access to properties, books and records or a list of the Shareholders of Goldbelt or Goldbelt Subsidiaries of which Goldbelt’s directors, officers, employees, representatives or agents are or become aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request, (including any amendment thereto) and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Goldbelt shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Parent may reasonably request. Goldbelt shall keep Parent promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Parent with respect thereto.
     (e) If Goldbelt receives a request for non-public information from a person who, on an unsolicited basis, proposes to Goldbelt a bona fide Acquisition Proposal and (x) the Board of Directors determines, in good faith, after the receipt of advice from its financial advisors and outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms, to result in a Superior Proposal; and (y) in the opinion of the Board of Directors, acting in good faith and upon the advice of their outside legal advisors, the failure to provide such person with access to information regarding Goldbelt would be inconsistent with the fiduciary duties of the Board of Directors, then, and only in such case, Goldbelt may provide such person with access to information regarding Goldbelt, subject to the execution of a confidentiality agreement which is in form and substance satisfactory to Parent, acting reasonably (which confidentiality agreement shall, for greater certainty, include a standstill covenant on customary terms with a duration of at least 12 months); provided, however, that Goldbelt sends a copy of any such confidentiality agreement to Offeror promptly upon its execution and Offeror is provided with a list of or copies of the information provided to such person and is immediately provided with access to the same information which was provided by Goldbelt to such person.
     (f) Goldbelt shall ensure that its officers, directors, employees, representatives and agents, and the Goldbelt Subsidiaries and their officers, directors, employees, representatives and agents, are aware of the provisions of this Section 6.2 and Goldbelt shall be responsible for any breach of this Section 6.2 by such officers, directors, employees, representatives or agents.
     (g) Goldbelt shall not accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement contemplated by Section 6.2(e)) relating to, an Acquisition Proposal unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	Goldbelt has complied with Sections 6.2(a) through 6.2(h), inclusive;

(iii)	Goldbelt has provided Parent with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Goldbelt and the person making the Superior Proposal if not previously delivered), at least five business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv)	five business days shall have elapsed (the “Right to Match Period”) from the date Parent received the notice and documentation referred to in

Section 6.2(g)(iii) from Goldbelt in respect of the Acquisition Proposal and, if Parent and Offeror have proposed to amend the terms of the Offer in accordance with Section 6.2(h), the Board of Directors shall have determined, in good faith, after receipt of advice from its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Parent and Offeror;

(v)	Goldbelt concurrently terminates this Agreement pursuant to Section 7.1(j); and

(vi)	Goldbelt has previously, or concurrently will have, paid to Parent or the Parent Assignee the Termination Payment.
     (h) Goldbelt acknowledges and agrees that, during the five business day periods referred to in Section 6.2(g)(iii) and Section 6.2(g)(iv) or such longer period as Goldbelt may approve for such purpose, Parent and Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Offer and Goldbelt shall co-operate with Parent and Offeror with respect thereto, including negotiating in good faith with Parent and Offeror to enable Parent and Offeror to make such adjustments to the terms and conditions of this Agreement and the Offer as Parent and Offeror deem appropriate and as would enable Parent and Offeror to proceed with the Offer and any Contemplated Transactions on such adjusted terms. The Board of Directors will review any proposal by Parent and Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Section 6.2(a), whether Parent and Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.
          The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal which the Board of Directors determines not to be a Superior Proposal is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Offeror has so amended the terms of the Offer. Parent and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Goldbelt, acting reasonably.
          Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Parent and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by Goldbelt, acting reasonably.
     (i) Goldbelt acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.2.

6.3 Notification of Certain Matters
          Each party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
6.4 Investigation by Parent
          Upon reasonable notice, Goldbelt agrees to provide Parent and its representatives with reasonable access (without disruption to the conduct of Goldbelt’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts, and access to the personnel of and counsel to Goldbelt and the Goldbelt Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Goldbelt and the Goldbelt Subsidiaries in order to allow Parent to conduct such investigations as Parent may consider necessary or advisable to confirm the accuracy of Goldbelt’s representations and warranties herein, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization, to conduct the Confirmatory Due Diligence and for any other reasons reasonably relating to the Contemplated Transactions, and further agrees to assist Parent in all reasonable ways in any such due diligence investigations which Parent may wish to conduct. Nothing in the foregoing shall require Goldbelt to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Parent with access to any property where Goldbelt is contractually or legally prohibited from doing so. Any such investigation by Parent and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto.
6.5 Officers’ and Directors’ Indemnification
          From and after the Effective Time, Parent and Offeror agree that for the period from the Effective Time until six years after the Effective Time, Parent and Offeror will cause Goldbelt or any successor to Goldbelt to maintain Goldbelt’s current directors’ and officers’ liability insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Goldbelt than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Goldbelt and the Goldbelt Subsidiaries covering claims made prior to or within six years of the Effective Time. Alternatively, after the Effective Time, Parent and Offeror may, or may cause Goldbelt to, purchase as an extension to Goldbelt’s current directors’ and officers’ liability insurance policies, run-off insurance providing such coverage for such persons on terms comparable to those contained in Goldbelt’s current insurance policies.

6.6 Shareholder Claims
          Goldbelt shall notify Parent of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of Goldbelt in connection with the Contemplated Transactions prior to the Effective Time. Goldbelt shall consult with Parent prior to settling any such claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such claim prior to the Effective Time without the prior written consent of Parent.
6.7 Required Securities Laws Approvals
          Parent and Offeror will promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Applicable Securities Laws to permit Offeror to make the Offer and perform Offeror’s other obligations hereunder, and Goldbelt shall cooperate in good faith in connection with any such action by Parent and Offeror.
6.8 Reorganization
          Goldbelt agrees that, upon request by Parent, Goldbelt shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Parent may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Parent and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial to Goldbelt in any material respect and (A) do not result in any breach by Goldbelt of (i) any existing contract or commitment of Goldbelt; or (ii) any Law; or (B) would not reasonably be expected to impede or delay Offeror’s ability to take up and pay for the Goldbelt Shares tendered to the Offer. Parent shall provide written notice to Goldbelt of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time. Upon receipt of such notice, Parent and Goldbelt shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. Parent and Offeror agree to waive any breach of a representation, warranty or covenant by Goldbelt where such breach is a result of an action taken by Goldbelt in good faith pursuant to a request by Parent or Offeror in accordance with this Section 6.8. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver by Offeror of the other conditions to the Offer set forth in Schedule A and shall be effected immediately prior to any take-up by Offeror of Common Shares tendered to the Offer. If Offeror does not take up and pay for the Common Shares tendered to the Offer, Offeror shall indemnify Goldbelt for all losses and reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.

6.9 New Employment Agreements
          Goldbelt shall use its best efforts to negotiate and enter into new employment agreements with each of the Named Individuals as soon as reasonably practicable, each of such agreements to be in a form and on terms satisfactory to the Offeror, acting reasonably.
6.10 Société des Mines de Belahouro
          Prior to the first scheduled expiry time of the Offer, Goldbelt shall cause the holders of shares of Société des Mines de Belahouro SA (other than the Government of Burkina Faso) to execute and deliver such powers of attorney and/or share transfer forms in favour of Resolute (West Africa) Limited and such other documents, and to do or cause to be done such other things, as Parent shall determine necessary or advisable in order to provide for the transfer of the shares of Société des Mines de Belahouro SA held by such persons to Resolute (West Africa) Limited.
ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
7.1 Termination
          This Agreement may be terminated at any time prior to the Effective Time:
(a)	by mutual written consent of Parent, Offeror and Goldbelt;

(b)	by Goldbelt, if Offeror does not mail the Circular by the Latest Mailing Time;

(c)	by Parent on or after the Latest Mailing Time, if any condition to making the Offer for Offeror’s benefit is not satisfied or waived by such date other than as a result of a default by Parent or Offeror hereunder;

(d)	by Parent if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Parent and Offeror in its sole discretion) and Offeror shall not elect to waive such condition;

(e)	by Parent or Goldbelt, if Offeror does not take up and pay for the Common Shares deposited under the Offer by a date that is 120 days following the date of the mailing of the Circular (the “Outside Date”), otherwise than as a result of the material breach by Parent or Goldbelt of any material covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) or as a result of any representation or warranty made by such party in this Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Offeror’s take-up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Parent not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit Offeror to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by Goldbelt pursuant to this Section 7.1(e) until the earlier of (A) the 180th day after the Circular is mailed and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained;

(f)	by Parent, if:
(i)	Goldbelt is in material default of any covenant or obligation in Section 6.2,

(ii)	Goldbelt is in material default of any other covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation),

(iii)	any representation or warranty made by Goldbelt in this Agreement shall have been at the date hereof untrue or incorrect, or

(iv)	any representation or warranty made by Goldbelt in this Agreement shall have become untrue or incorrect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt;
and, in the case of any of (ii), (iii) or (iv), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date;
(g)	by Goldbelt, if:
(i)	Parent or Offeror is in material default of any covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or

(ii)	any representation or warranty of Parent or Offeror under this Agreement is untrue or incorrect in any material respect at any time prior to the

Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer;
and in the case of (i) or (ii), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date;
(h)	by Parent if:
(i)	any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or

(ii)	any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Parent, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the Contemplated Transactions;
(i)	by Parent, if:
(i)	the Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by Parent (or, in the event that the Offer shall be scheduled to expire within such two calendar day period, prior to the scheduled expiry date of the Offer);

(ii)	the Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Parent or Offeror;

(iii)	the Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal; or

(iv)	the Board of Directors or any committee thereof remains neutral beyond the 15 calendar day period set out in Section 6.2(a)(iv) hereof in respect of an Acquisition Proposal;
(j)	by Goldbelt, if Goldbelt proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 6.2(g), provided that prior to or concurrently with the entering into of that definitive agreement, Goldbelt shall have paid to Parent or the Parent Assignee the applicable Termination Payment and further provided that Goldbelt has not breached any of its covenants, agreements or obligations in this Agreement; and

(k)	by Parent at any time prior to the Due Diligence Deadline if as a result of the Confirmatory Due Diligence conducted by Parent, Parent reasonably determines that as a result of the application of Burkina Faso Law to Goldbelt, the Goldbelt Subsidiaries or the Burkina Faso Licences, there is or would reasonably be expected to be a Material Adverse Effect in respect of Goldbelt.
7.2 Termination Payment
     (a) Parent shall be entitled to a cash termination payment (the “Termination Payment”) in an amount equal to $4,000,000, upon the occurrence of any of the following events (each a “Termination Payment Event”), which shall be paid by Goldbelt within the time specified in respect of each such Termination Payment Event:
(i)	this Agreement is terminated pursuant to Section 7.1(i), in which case the Termination Payment shall be paid to Parent or the Parent Assignee by 1:00 p.m. (Toronto time) on the day on which this Agreement is so terminated;

(ii)	this Agreement is terminated pursuant to Section 7.1(j), in which case the Termination Payment shall be paid to Parent or the Parent Assignee prior to or concurrently with the entering into of the definitive agreement referred to therein; or

(iii)	on or after the date hereof and prior to the later of the Expiry Time and the date on which this Agreement is terminated, an Acquisition Proposal is publicly announced or made or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted by the Board of Directors or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (B) any person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Common Shares or more than 50% of the consolidated assets of Goldbelt, in each case within 12 months of the date of this Agreement, in which case the Termination Payment shall be paid to Parent or the Parent Assignee on the earlier of the date that an Acquisition Proposal is accepted by the Board of Directors or concurrently with such acquisition of such Common Shares or assets.
     (b) Upon written notice to Goldbelt, Parent may assign its right to receive the Termination Payment to any Parent Subsidiary (the “Parent Assignee”).
     (c) The Termination Payment shall be paid by Goldbelt to Parent or the Parent Assignee by wire transfer in immediately available funds to an account specified by Offeror. For greater certainty, the obligations of Goldbelt under this Section 7.2 shall survive the termination of this Agreement, regardless of the circumstances thereof.
     (d) Goldbelt acknowledges that the amount set out in Section 7.2 in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Parent and Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Goldbelt irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.
     (e) For greater certainty, Goldbelt shall not be obligated to make more than one payment under Section 7.2 if one or more of the events specified therein occurs.
7.3 Effect of Termination
          For greater certainty, the parties agree that the Termination Payment to be received pursuant to Section 7.2 is the sole remedy in compensation or damages of the party receiving such Termination Payment with respect to the events giving rise to the termination of this Agreement and the resulting Termination Payment Event; provided, however, that nothing contained in this Section 7.3, and no payment of any Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.
7.4 Amendment
          This Agreement may not be amended except by an instrument signed by each of the parties hereto.
7.5 Waiver
          At any time prior to the termination of this Agreement pursuant to Section 7.1, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.
ARTICLE 8
PRIVATE PLACEMENT
8.1 Subscription
          Offeror hereby subscribes for and agrees to purchase 16,000,000 Common Shares (the "Subscription Shares”) from Goldbelt and Goldbelt hereby agrees to sell and issue to Offeror the Subscription Shares at a subscription price of $0.90 per Common Share (for a total subscription price of $14,400,000 for the Subscription Shares (the “Subscription Price”)), on the terms set out in this Article 8.

8.2 Representations, Warranties, Covenants and Acknowledgements of Offeror
          In connection with the subscription for the Subscription Shares under this Article 8, Offeror represents and warrants to Goldbelt on the date hereof and on the Subscription Closing Date and acknowledges that Goldbelt is relying thereon that:
(a)	Offeror is an accredited investor (“Accredited Investor”) as such term is defined in National Instrument 45-106 “Prospectus and Registration Exemptions” (“NI 45-106”);

(b)	Offeror is subscribing for the Subscription Shares for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of NI 45-106, and the subscription hereunder constitutes a legal and binding obligation of Offeror;

(c)	Offeror has been advised to consult its own legal advisors with respect to trading in the Subscription Shares when issued and with respect to the resale restrictions imposed by Applicable Securities Laws and acknowledges that Offeror is solely responsible to find out what the restrictions on resale of the Subscription Shares imposed by Applicable Securities Laws are and for compliance with such applicable resale restrictions;

(d)	Offeror is not a US Person (as defined in Regulation S under the US Securities Act), and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a US Person;

(e)	the applicable representative of Offeror was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of Offeror outside the United States;

(f)	Offeror will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to a US Person unless such offer, sale or disposition is made in accordance with the US Securities Act and the Applicable Securities Laws of all applicable states of the United States;

(g)	Offeror acknowledges and consents to the placement of the following legend on the certificate evidencing the Subscription Shares issued to Offeror:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE

TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”;
(h)	the representations and warranties of Offeror set out in Items 1 and 2 of Schedule B hereto are true and correct;

(i)	the Offeror confirms that:
(i)	it has knowledge of, or has been independently advised as to the Applicable Securities Laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which Offeror is resident (the “International Jurisdiction”) which would apply to the acquisition of the Subscription Shares, if any;

(ii)	it is purchasing the Subscription Shares pursuant to exemptions from the prospectus and registration requirements under the Applicable Securities Laws of the Authorities in the International Jurisdiction or, if such is not applicable, Offeror is permitted to purchase the Subscription Shares under the Applicable Securities Laws of the Authorities in the International Jurisdiction without the need to rely on any exemption; and

(iii)	it confirms that the Applicable Securities Laws of the Authorities in the International Jurisdiction do not require Goldbelt to make any filings or seek any approvals of any nature whatsoever from any of the Authorities in the International Jurisdiction in connection with the issue and sale or resale of the Subscription Shares;
(j)	if required by Applicable Securities Laws or Goldbelt, Offeror will execute, deliver and file or assist Goldbelt in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Subscription Shares as may be required by the Securities Authorities;

(k)	Offeror has not received or been provided with a prospectus or an offering memorandum, within the meaning of Applicable Securities Laws, or any sales or advertising literature in connection with the subscription for the Subscription Shares;

(l)	the subscription for the Subscription Shares has not been made through or as a result of, and distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation;

(m)	there are risks associated with the purchase of and investment in the Subscription Shares and Offeror is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Subscription Shares and fully understands the restrictions on resale of the Subscription Shares and is capable of bearing the economic risk of the investment;

(n)	to the knowledge of Offeror, the funds representing the Subscription Price which will be advanced by Offeror to Goldbelt hereunder will not represent proceeds obtained or derived as a result of any activity that is deemed criminal under applicable Law; and

(o)	Offeror acknowledges that the subscription under this Agreement, and the schedules hereto, require Offeror to provide certain personal information to Goldbelt. Such information is being collected by Goldbelt for the purposes of completing the sale and issuance of Subscription Shares, which includes determining Offeror’s eligibility to purchase the Subscription Shares under Applicable Securities Laws, preparing and registering certificates representing the Subscription Shares to be issued to Offeror and completing filings required by any stock exchange or securities regulatory authority. Offeror’s personal information may be disclosed by Goldbelt to: (a) Securities Authorities, (b) the Canada Revenue Agency, and (c) any of the other parties involved in the issue and sale of the Subscription Shares, including legal counsel. By executing this Agreement, Offeror is deemed to be consenting to the foregoing collection, use and disclose of Offeror’s personal information.
8.3 Representations and Warranties of Goldbelt
          In connection with the subscription for the Subscription Shares under this Article 8, Goldbelt represents and warrants to Offeror on the date hereof and on the Subscription Closing Date, and acknowledges that Offeror is relying upon such representations and warranties that:
(a)	the representations and warranties of Goldbelt set out in Schedule C hereto are true and correct;

(b)	the Subscription Shares subscribed for herein will be duly and validly issued and outstanding common shares in the capital of Goldbelt registered in the name of Offeror (or as it may direct in writing) on the Subscription Closing Date and upon receipt of the aggregate Subscription Price by Goldbelt, such Subscription Shares will be fully paid and non-assessable;

(c)	the issue of the Subscription Shares by Goldbelt hereunder does not and will not contravene, conflict with or result in a violation of Goldbelt’s articles or by-laws or the terms of any agreement or instrument to which Goldbelt is a party;

(d)	none of Goldbelt, its affiliates (as defined under the US Securities Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares;

(e)	Goldbelt, its affiliates and any person acting on its or their behalf have complied, and will comply (as defined under the US Securities Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares; and

(f)	no order ceasing or suspending trading in securities of Goldbelt nor prohibiting the sale of such securities has been issued and is outstanding against Goldbelt or its directors, officers or promoters.
8.4 Survival of Representations
          The representations and warranties of Offeror and Goldbelt under Sections 8.2 and 8.3 respectively shall survive the closing of the transactions contemplated under this Article 8 for a period of one year from the date of such closing.
8.5 Covenants of Goldbelt
          In connection with the issuance of Subscription Shares hereunder, Goldbelt covenants and agrees with Offeror that:
(a)	it will duly file all such reports, statements or other documents as may be necessary or desirable, and otherwise use its commercially reasonable best efforts to maintain in good standing Goldbelt’s status under Applicable Securities Laws as a “reporting issuer” and the listing of the Common Shares on the TSX;

(b)	Goldbelt has obtained or by the Subscription Closing Date will have obtained the approval from the TSX for the listing and trading of the Subscription Shares on such exchanges effective from the Subscription Closing Date; and

(c)	on the Subscription Closing Date and before closing of the purchase of the Subscription Shares, Goldbelt shall deliver:
(i)	an officers’ certificate of Goldbelt confirming that:
(A)	the representations and warranties of Goldbelt set forth in Section 8.3 hereof are true and accurate; and

(B)	Goldbelt shall have performed all obligations and covenants under this Article 8;
(ii)	a legal opinion from Goldbelt’s counsel in the form and substance acceptable to Offeror in respect of the issuance of the Subscription Shares; and

(iii)	a waiver executed by Macquarie Bank Limited, in form and substance satisfactory to Offeror, of any right to participate or other right to acquire or subscribe for any Common Shares arising as a result of the subscription for the Subscription Shares or the consummation of the Offer, and which also provides for the termination of any such participation or other acquisition or subscription right effective from and after the time at which Offeror first takes up any Common Shares pursuant to the Offer.
8.6 Closing
          Subject to there being no prohibition at laws in Canada and the United States against the completion of the subscription and issuance of the Subscription Shares and the transactions contemplated hereunder, the issuance of the Subscription Shares will be completed on the fifth business day after the later of (a) the date on which the Offer is commenced and (b) the date on which the approval of the TSX for the additional listing of the Subscription Shares is obtained by Goldbelt (the “Subscription Closing Date”) but if by the fifth business day prior to the first scheduled expiry date of the Offer such stock exchange approval has not been obtained, the obligations of Offeror and Goldbelt under this Article 8 shall terminate and Offeror shall not acquire the Subscription Shares. Offeror and Goldbelt shall use their commercially reasonable best efforts to obtain all such approvals and consents. The completion of the issuance and purchase of the Subscription Shares shall occur at Goldbelt’s office in Toronto at 2:00 p.m. (Toronto time) on the Subscription Closing Date.
8.7 Payment of Subscription Price
          Offeror shall cause to be wire transferred to the Canadian dollar bank account of Goldbelt in Toronto the Subscription Price for the Subscription Shares on the Subscription Closing Date against receipt by Offeror or Offeror’s counsel of a duly issued share certificate representing the Subscription Shares.
ARTICLE 9
GENERAL PROVISIONS
9.1 Advisors
          Parent, Offeror and Goldbelt represent and warrant to each other that, with the exception of Goldbelt’s Financial Advisor and its affiliates, for whose fees and expenses Goldbelt shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Offeror or Goldbelt, as the case may be.
9.2 Public Statements
          Except as required by applicable Law or applicable stock exchange requirements, none of Parent, Offeror or Goldbelt shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the other parties, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement. Each of Parent and Goldbelt agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of Parent, its intention to make the Offer through Offeror, which press release shall, in each case, be satisfactory in form and substance to the other party, acting reasonably.
9.3 Confidentiality
          All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein shall be held in confidence by the receiving party and shall not be disclosed to any person or the public except with the prior written consent of the disclosing party, acting reasonably. Such consent shall not apply to the disclosure of confidential information as required by applicable Law, provided that (a) only the confidential information that is legally required may be disclosed, and (b) the party making such disclosure as required by applicable Law shall consult with the party who disclosed the confidential information in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein and cooperate with such party who disclosed the confidential information to obtain a protective order or other remedy.
9.4 Notices
          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not, the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
The address for service for each of the parties hereto shall be as follows:

(a)	if to Goldbelt:

Suite 1201, 372 Bay Street Toronto, ON M5H 2W9 Attention: Paul Morgan Fax: 416.364.7120

with a copy (which shall not itself constitute notice) to:

Fraser Milner Casgrain LLP 39th Floor

1 First Canadian Place Toronto, ON M5X 1B2 Attention: John Sabine Fax: 416.863.4592

(b)	if to Parent or Offeror:

Karenslyst Allé 2, 5 etg. P.O. Box 568 Skøyen N-0278 Oslo Norway Attention: Hans-Arne L’orange Fax: +47 2316 0109

with a copy (which shall not itself constitute notice) to:

Davies Ward Phillips & Vineberg LLP 4400 – 1 First Canadian Place Toronto, ON M5X 1B1

Attention: Kevin Thomson Fax: 416.863.0871
9.5 Severability
          If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.
9.6 Contra Proferentum
          The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.
9.7 No Third Party Beneficiaries
          This Agreement is not intended to confer any rights or remedies on any person other than the parties, and other than any Parent Assignee.

9.8 Entire Agreement, Assignment and Governing Law
          This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.
          This Agreement: (a) shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement; and (b) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.
9.9 Counterparts
          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
[Remainder of this page intentionally left blank.]

          IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

WEGA MINING ASA
by	(signed) Lars Marius Furu
	Name:	Lars Marius Furu
	Title:	Chief Executive Officer

WEGA MINING INC.
by	(signed) Lars Marius Furu
	Name:	Lars Marius Furu
	Title:	Chief Executive Officer

GOLDBELT RESOURCES LTD.
by	(signed) Paul J. Morgan
	Name:	Paul J. Morgan
	Title:	Executive Chairman

SCHEDULE A
CONDITIONS OF THE OFFER
          Notwithstanding any other provision of the Agreement to which this schedule is attached, Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Offeror at or prior to the Expiry Time:
(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by Offeror, acting reasonably, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Offeror, acting reasonably;

(c)	this Agreement shall not have been terminated by Goldbelt or by Parent in accordance with its terms;

(d)	Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:
(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Offeror of the Common Shares, the right of Offeror to own or exercise full rights of ownership of the Common Shares;

(B)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Parent or Offeror;

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(C)	which would materially and adversely affect the ability of Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(D)	seeking to obtain from Parent or any the Parent Subsidiaries or Goldbelt or any of the Goldbelt Subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction), which act, action, suit or proceeding or Law, regulation or policy would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Parent or Offeror; or

(E)	seeking to prohibit or limit the ownership or operation by Parent of any material portion of the business or assets of Goldbelt or the Goldbelt Subsidiaries or to compel Parent or the Parent Subsidiaries to dispose of or hold separate any material portion of the business or assets of Goldbelt or any of the Goldbelt Subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction), which act, action, suit or proceeding or Law, regulation or policy would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Parent or Offeror;
(e)	there shall not exist any prohibition at Law against Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to Parent or Offeror in writing on or before the execution and delivery of this Agreement) any event or change (or any condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Goldbelt;

(g)	Goldbelt shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time;

(h)	representations and warranties made by Goldbelt in this Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of

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such time (except for those expressly stated to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Goldbelt or materially and adversely affect the ability of Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would not reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Parent or Offeror;

(i)	Macquarie Bank Limited shall have terminated any participation rights or other rights to acquire or subscribe for any Common Shares and shall have waived any event of default pursuant to any agreement between Goldbelt or any Goldbelt Subsidiary and Macquarie Bank Limited which may occur as a result of the consummation of any of the Contemplated Transactions, in each case on terms and conditions satisfactory to Offeror, acting reasonably;

(j)	Goldbelt shall have issued the Subscription Shares to Offeror in accordance with the Support Agreement;

(k)	neither Parent nor Offeror shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Goldbelt with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Goldbelt which Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to Goldbelt;

(l)	Offeror shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally;

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(m)	all outstanding Options will have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Offeror, acting reasonably;

(n)	all Performance Rights shall either have been fully satisfied by the issuance of Common Shares or shall have been cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Offeror, acting reasonably;

(o)	the Lock-Up Agreements shall have been complied with and shall not have been terminated; and

(p)	Goldbelt shall have entered into a new employment agreement with Collin Ellison, in a form and on terms satisfactory to the Offeror, acting reasonably, such agreement to be in full force and effect.
The foregoing conditions are for the exclusive benefit of Offeror and may be asserted by Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by Offeror. Subject to the provisions of the Agreement to which this Schedule is attached, Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Offeror may have. The failure by Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF PARENT AND OFFEROR
1.	Organization
          Parent is a corporation duly registered under the Laws of Norway. Offeror is a corporation duly organized under the Laws of the Province of British Columbia. Each of Parent and Offeror is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.
2.	Authority and No Violation
     (a) Each of Parent and Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Offeror and the consummation by Offeror of the Offer have been duly authorized by their respective boards of directors and no other corporate proceedings on their parts are necessary to authorize this Agreement or the Offer. This Agreement has been duly executed and delivered by each of Parent and Offeror and constitutes a legal, valid and binding obligation of each of Parent and Offeror, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
     (b) The authorization of this Agreement, the execution and delivery by Parent and Offeror of this Agreement and the performance by them of their respective obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:
(i)	the constating documents of Parent and Offeror;

(ii)	any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to reasonably be expected to materially adversely affect the ability of Parent or Offeror to perform their respective obligations under this Agreement;

(iii)	any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Parent or Offeror is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Parent or Offeror to perform their respective obligations under this Agreement; or

(iv)	any judgment, decree, order or award of any Governmental Entity or arbitrator.

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     (c) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Parent or Offeror in connection with consummation of the transactions contemplated by the Offer and this Agreement other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Offer and this Agreement.
3.	Financing Arrangements
          Prior to commencement of the Offer, Parent and Offeror shall have made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares acquired pursuant to the Offer.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF GOLDBELT
1.	Organization
     (a) Goldbelt and each Goldbelt Subsidiary has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. All of the Goldbelt Subsidiaries and Goldbelt’s percentage of ownership of such Goldbelt Subsidiaries are as set out in the Disclosure Letter. All of the outstanding shares of the Goldbelt Subsidiaries which, according to the Disclosure Letter, are held directly or indirectly by Goldbelt are validly issued, fully paid and non-assessable and are owned directly or indirectly by Goldbelt free and clear of any Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any person the right to acquire any such shares or other ownership interests in any of the Goldbelt Subsidiaries. Except as disclosed in the Disclosure Letter, Goldbelt does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in the Goldbelt Subsidiaries.
     (b) Goldbelt and each Goldbelt Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Goldbelt.
2.	Capitalization
     (a) The authorized capital of Goldbelt consists of an unlimited number of Common Shares. As at the date of this Agreement, 65,460,316 Common Shares are issued and outstanding. As at the date of this Agreement there are outstanding (i) Options to acquire an aggregate of up to 5,785,000 Common Shares, (ii) Performance Rights to obtain an aggregate of up to 1,800,000 Common Shares pursuant to the Compensation Agreements and (iii) the obligation to issue 350,000 Common Shares to Canisp pursuant to the Canisp Agreement. Except for the Options, Performance Rights and right contained in the Canisp Agreement referred to in the preceding sentence and the agreement contained in this Agreement to issue the Subscription Shares, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Goldbelt or any Goldbelt Subsidiary to issue or sell any shares of Goldbelt or any Goldbelt Subsidiary or securities or obligations of any kind convertible into or exchangeable or exercisable for any shares of Goldbelt or any Goldbelt Subsidiary.
     (b) Goldbelt has provided to Offeror, for all of the outstanding Options and Performance Rights, (i) a true and complete list setting out the name of each holder of a

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Option, the number of Options held by such person and the exercise price, date of grant, vesting schedule and expiry date of each such Option, and (ii) a true and complete list setting out the name of each holder of Performance Rights, the number of Common Shares issuable to each such person pursuant to such Performance Rights, the respective performance targets that must be achieved for such Common Shares to be issued, the Compensation Agreements in which such Performance Rights are contained and all other terms and conditions of such Performance Rights. True and complete copies of the Stock Option Plan, the Compensation Agreements pursuant to which the Performance Rights are outstanding and any other agreements or documents that govern or relate to the Options or the Performance Rights have been provided to Parent by Goldbelt prior to the date hereof.
     (c) All outstanding Common Shares, the Common Shares to be issued on exercise of Options and pursuant to Performance Rights and the Subscription Shares have been duly authorized. The outstanding Common Shares are, and the Common Shares to be issued on the exercise of Options and pursuant to the Performance Rights and the Subscription Shares will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.
     (d) Without limiting the generality of Section 2(a) of this Schedule C, Goldbelt does not have a shareholder rights plan or agreement providing therefor, nor has it authorized or approved any such plan or agreement.
     (e) There are no outstanding bonds, debentures or other evidences of indebtedness of Goldbelt or any Goldbelt Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter. There are no outstanding obligations of Goldbelt or any Goldbelt Subsidiary to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding securities of Goldbelt or any Goldbelt Subsidiary. No holder of securities issued by Goldbelt or any Goldbelt Subsidiary has any right to compel Goldbelt to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.
3.	Authority and No Violation
     (a) Goldbelt has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Goldbelt, the issuance of the Subscription Shares and the consummation by Goldbelt of the Offer have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement, the issuance of the Subscription Shares or the Offer, other than with respect to the Directors’ Circular and other matters relating solely thereto. This Agreement has been duly executed and delivered by Goldbelt and constitutes a legal, valid and binding obligation of Goldbelt, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

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     (b) The authorization of this Agreement, the execution and delivery by Goldbelt of this Agreement and the performance by it of its obligations under this Agreement, the issuance of the Subscription Shares and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction will not:
(i)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require an Authorization to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participation right under, any provision of:
(A)	its or any Goldbelt Subsidiary’s notice of articles, articles, declaration of constitution or other charter documents, the agreements among the shareholders of any Goldbelt Subsidiary or the agreements covering any of Goldbelt’s material joint ventures;

(B)	any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Goldbelt;

(C)	any note, bond, mortgage, indenture, instrument, contract, agreement, lease, letter of intent, letter of offer, Authorization or government grant to which Goldbelt or any Goldbelt Subsidiary is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Goldbelt; or

(D)	any judgment, decree, order or award of any Governmental Entity or arbitrator;
(ii)	give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of Goldbelt or any Goldbelt Subsidiary, or cause any such indebtedness to come due before its stated maturity, or cause any security interest in any assets of Goldbelt or any Goldbelt Subsidiary to become enforceable or realizable;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, agreement, Authorization or government grant, or result in the imposition of any encumbrance, charge or lien upon any of Goldbelt’s assets or the assets of any of the Goldbelt Subsidiaries, except as would not,

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individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Goldbelt; or

(iv)	result in the imposition of any Encumbrance or Encumbrances upon any assets of Goldbelt or any Goldbelt Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Goldbelt.
4.	Public Filings
          Goldbelt has filed all material documents or information required to be filed by it under Applicable Securities Laws or with the TSX Venture Exchange or the Toronto Stock Exchange since July 1, 2006. All documents filed by Goldbelt under Applicable Securities Laws since July 1, 2006 (the “Goldbelt Public Documents”), as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Goldbelt Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Goldbelt has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning Goldbelt which has not been disclosed in the Goldbelt Public Documents filed on or before the date hereof.
5.	Mineral Reserves and Resources
          The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Goldbelt Public Documents since July 1, 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Goldbelt and the Goldbelt Subsidiaries, taken as a whole, from the amounts disclosed in the Goldbelt Public Documents since July 1, 2006. Except as set out in the Disclosure Letter, all material drill results have been disclosed in the Goldbelt Public Documents filed on or before the date hereof.
6.	Financial Statements
          The audited consolidated financial statements of Goldbelt (including any related notes thereto) for the fiscal year ended June 30, 2007 have been prepared in accordance with GAAP and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Goldbelt and the Goldbelt Subsidiaries on a consolidated basis as at June 30, 2007 and for the period covered thereby applied on a basis consistent with the immediately prior period and throughout the period indicated (except as may be indicated expressly in the notes thereto). Such

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financial statements reflect appropriate and adequate reserves in accordance with GAAP in respect of contingent liabilities, if any, of Goldbelt and the Goldbelt Subsidiaries on a consolidated basis.
7.	Liabilities and Indebtedness
          Except as disclosed in the Disclosure Letter, neither Goldbelt nor any of the Goldbelt Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person.
8.	No Brokers
          Except for the fee to be paid to Goldbelt’s Financial Advisor pursuant to its engagement letter with Goldbelt, a true and complete copy of which has been delivered to Offeror, Goldbelt has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with the Offer or any similar transaction.
9.	Books and Records
          The financial books, records and accounts of Goldbelt and each of the Goldbelt Subsidiaries, in all material respects:
(a)	have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years;

(b)	are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Goldbelt and the Goldbelt Subsidiaries; and

(c)	accurately and fairly reflect the basis for Goldbelt financial statements.
          Goldbelt’s and the Goldbelt Subsidiaries’ corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held. Goldbelt has provided to Parent a true and complete copy of the minute books of Société des Mines de Belahouro SA and a true and complete copy of the minute books of Goldbelt from February 16, 2006.
10.	Non-Competition Agreements
          Neither Goldbelt nor any Goldbelt Subsidiary is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of Goldbelt and the Goldbelt Subsidiaries is or would be conducted other than such contracts which individually or in the aggregate would not have a Material Adverse Effect with respect to Goldbelt or would not materially impair the ability of Goldbelt to perform its obligations hereunder or reasonably be

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expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.
11.	Absence of Certain Changes or Events
          Since July 1, 2006, except as disclosed in the Goldbelt Public Documents filed on or before the date hereof, and other than for the purposes of the transactions contemplated herein:
(a)	Goldbelt and each of the Goldbelt Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(b)	there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of Goldbelt;

(c)	neither Goldbelt nor any Goldbelt Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Goldbelt;

(d)	there has not been any incurrence, assumption or guarantee by Goldbelt or any Goldbelt Subsidiary of any debt for borrowed money, any creation or assumption by Goldbelt or any Goldbelt Subsidiary of any Encumbrance, or any making by Goldbelt or any Goldbelt Subsidiary of any loan, advance or capital contribution to or investment in any other person; and

(e)	Goldbelt has not effected any change in its accounting methods, principles or practices.
12.	No Default
          Except as disclosed in the Disclosure Letter, neither Goldbelt nor any of the Goldbelt Subsidiaries, nor, to the knowledge of Goldbelt, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Goldbelt or any Goldbelt Subsidiary is a party; or (B) any other contract, agreement, lease, letter of intent, offer, Authorization or government grant or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Goldbelt.
13.	Litigation
     (a) Except as disclosed in the Goldbelt Public Documents filed on or before the date hereof, there is no claim, action, proceeding or, to the knowledge of Goldbelt, investigation that has been commenced or is pending or, to the knowledge of Goldbelt, threatened against Goldbelt or any Goldbelt Subsidiary or affecting any of its property or

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assets before any Governmental Entity which, if determined adversely to Goldbelt or the Goldbelt Subsidiary, as the case may be, would, individually or in the aggregate:
(i)	reasonably be expected to result in liability to Goldbelt or any Goldbelt Subsidiary in excess of $200,000 or have a Material Adverse Effect in respect of Goldbelt, nor is Goldbelt aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success; or

(ii)	reasonably be expected to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or to have a Material Adverse Effect on Offeror or Parent if the Offer, any Compulsory Acquisition or any Subsequent Acquisition is consummated.
     (b) Except as disclosed in the Goldbelt Public Documents filed on or before the date hereof, neither Goldbelt nor any of the Goldbelt Subsidiaries, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt or to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.
14.	Compliance with Laws
          Except as disclosed in the Disclosure Letter, Goldbelt and the Goldbelt Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Goldbelt, or which would not materially impair the ability of Goldbelt to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.
15.	Employment Matters
     (a) No person is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Goldbelt or any Goldbelt Subsidiary following a change of control of Goldbelt and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Goldbelt or any Goldbelt Subsidiary following a change of control of Goldbelt.

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     (b) Except as disclosed in the Disclosure Letter, neither Goldbelt nor any Goldbelt Subsidiary is a party to any employment, engagement or similar agreement with any director or officer of Goldbelt or any Goldbelt Subsidiary.
     (c) Except as disclosed in the Disclosure Letter, Goldbelt has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus in respect of all or any part of its fiscal year ended on June 30, 2007 or its fiscal year ending on June 30, 2008 or in connection with the completion of the transactions contemplated by the Offer and this Agreement.
     (d) Neither Goldbelt nor any Goldbelt Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect in respect of Goldbelt.
     (e) Neither Goldbelt nor any Goldbelt Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaign and there are no current, pending or threatened strikes, lockouts or other labour disputes or disruptions at Goldbelt or any Goldbelt Subsidiary.
     (f) Neither Goldbelt nor any Goldbelt subsidiary has any Pension Plan.
16.	Tax Matters
          Except in each case as would not, individually or in the aggregate result in a Material Adverse Effect with respect to Goldbelt or otherwise as specifically described in the Disclosure Letter;
     (a) Goldbelt and each of the Goldbelt Subsidiaries has duly and in a timely manner filed all tax returns required to be filed by it and all such returns are correct and complete in all respects and fully disclose the income and expenses as required or permitted by applicable Law. Goldbelt and each of the Goldbelt Subsidiaries has paid on a timely basis all Taxes, including instalments, which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Goldbelt. Adequate provision has been made on the consolidated financial statements of Goldbelt for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of Goldbelt or any Goldbelt Subsidiary that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with GAAP and all other applicable accounting rules and principles. Except as disclosed in the Goldbelt Public Documents filed on or before the date hereof, no deficiencies exist or have been asserted with respect to Taxes

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of Goldbelt or any Goldbelt Subsidiary and there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of Goldbelt, threatened against Goldbelt or any of the Goldbelt Subsidiaries in respect of Taxes or assessments or any matters under discussion with any Governmental Entity relating to Taxes or assessments asserted by any such authority.
     (b) Neither Goldbelt nor any Goldbelt Subsidiary is party to any material tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person (other than Goldbelt or any Goldbelt Subsidiary).
     (c) Goldbelt and each Goldbelt Subsidiary has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under applicable Law.
17.	Insurance
          Goldbelt and each of the Goldbelt Subsidiaries maintains or causes to be maintained insurance, naming Goldbelt as an insured, of the types and in amounts customary and usual for persons engaged in a business similar to that carried out by Goldbelt and the Goldbelt Subsidiaries.
18.	Material Contracts
          Except as set forth in the Disclosure Letter, there is no contract to which Goldbelt or a Goldbelt Subsidiary is a party or by which any of them or their respective properties or assets are bound that (a) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt; (b) is a contract or group of related contracts that involves payment to or by Goldbelt or a Goldbelt Subsidiary of more than $200,000 per annum (other than contracts with suppliers and customers entered into in the ordinary course of business); (c) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of Goldbelt or any Goldbelt Subsidiary; (d) is a contract pursuant to which Goldbelt or any Goldbelt Subsidiary provides any indemnification to any other person (other than Goldbelt or Goldbelt Subsidiary); (e) is with a Governmental Entity; or (f) governs the relationship between any shareholders or directors or officers of any Goldbelt Subsidiary with respect to such Goldbelt Subsidiary (the contracts described in items (a) to (f) collectively, the “Material Contracts”). All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Goldbelt or any Goldbelt Subsidiary in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. Goldbelt and each Goldbelt Subsidiary has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the knowledge of Goldbelt alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in

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any material respect thereunder. A true and complete copy of each Material Contract has been provided by Goldbelt to Parent on or before the date hereof.
19.	Related Party Transactions
          Neither Goldbelt nor any of the Goldbelt Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Goldbelt or any of the Goldbelt Subsidiaries or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as disclosed in the Goldbelt Public Documents filed on or before the date hereof, no director, officer, employee or agent of Goldbelt or any of the Goldbelt Subsidiaries or any of their respective affiliates or associates is a party to any loan, contract, arrangement or understanding or other transactions with Goldbelt or any of the Goldbelt Subsidiaries required to be disclosed pursuant to Applicable Securities Laws.
20.	Property and Mineral Rights; Operations
     (a) Neither Goldbelt nor any Goldbelt Subsidiary has any mineral interests or rights (including any claims, concessions, exploration licenses and exploitation licenses) other than the mineral interests and rights provided by the Burkina Faso Licenses and the mineral interests and rights in Burkina Faso, Mali and Guinea acquired from Barrick Exploration Africa Limited (collectively, the “Mineral Rights”).
     (b) The Disclosure Letter sets out the legal and beneficial owner of each Burkina Faso Licence, the applicable license number, the geographic boundaries thereof, the date of grant and the date of expiry, all of which information is complete and accurate. A true and complete copy of each Burkina Faso License has been provided to Parent.
     (c) The Disclosure Letter describes all real property freehold, leasehold or other real property interests and rights of Goldbelt and the Goldbelt Subsidiaries (collectively, the “Property”).
     (d) Except as set out in the Disclosure Letter:
(i)	Goldbelt or a Goldbelt Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances;

(ii)	all of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims;

(iii)	the Property and the Mineral Rights are in good standing under applicable Law, all work required to be performed and filed in respect thereof has been performed and filed, all taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

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(iv)	there is no adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights;

(v)	Goldbelt has the exclusive right to deal with the Property and all of the Mineral Rights;

(vi)	no other person has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(vii)	there are no back-in rights, earn-in rights, claw back rights, rights of first refusal or similar provisions or rights which would affect Goldbelt’s interest in the Property or any of the Mineral Rights;

(viii)	there are no material restrictions on the ability of Goldbelt and the Goldbelt Subsidiaries to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law;

(ix)	Goldbelt has not received any notice, whether written or oral, from any Governmental Entity of any revocation, suspension or expropriation or intention to revoke, suspend or expropriate any interest of Goldbelt in any of the Property or any of the Mineral Rights;

(x)	there are no outstanding orders, directions or decisions relating to environmental matters requiring any work, repairs, construction or expenditure with respect to the Property or any of the Mineral Rights or the conduct of operations related thereto; and

(xi)	Goldbelt has all undersurface and surface rights and other rights, including fee simple estates, leases, easements, rights of way and permits or licenses from landowners or Governmental Entities permitting the use of land by Goldbelt and the Goldbelt Subsidiaries and mineral interests, that are required to develop the Property and the Mineral Rights in the manner contemplated in the Goldbelt Public Documents filed on or before the date hereof and no third party or group holds any such rights that would, according to any feasibility or prefeasibility study that Goldbelt has in its possession, be required by Goldbelt to develop the Property or any of the Mineral Rights in the manner contemplated in the Goldbelt Public Documents filed on or before the date hereof.
     (e) All mines located in or on the lands of Goldbelt or any Goldbelt Subsidiary, or lands pooled or unitized therewith, which have been abandoned by Goldbelt or any Goldbelt Subsidiary, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws.

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21.	Authorizations
          Goldbelt and each Goldbelt Subsidiary possess all Authorizations necessary to properly conduct their respective businesses. The Disclosure Letter sets out all Authorizations obtained by, and all Authorizations required to be obtained by, Goldbelt or any Goldbelt Subsidiary that are necessary or desirable to develop the Property and the Mineral Rights in the manner contemplated in the Goldbelt Public Documents filed on or before the date hereof, including, without limitation, Authorizations relating to the construction and operation of required infrastructure and mine workings and water barrage facilities. Each Authorization obtained by Goldbelt or any Goldbelt Subsidiary is in full force and effect and not subject to any dispute. Goldbelt and the Goldbelt Subsidiaries are in compliance with each of such Authorizations, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Goldbelt, or would not reasonably be expected to materially impair the ability of Goldbelt to perform its obligations hereunder or prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. No event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any of such Authorizations. Goldbelt has no reason to believe that the Authorizations required to be obtained by Goldbelt or any Goldbelt Subsidiary in order to develop the Property and the Mineral Rights in the manner contemplated in the Goldbelt Public Documents filed on or before the date hereof will not be obtained in the ordinary course and without undue delay.
22.	Environmental
          Except for any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect in respect of Goldbelt:
(a)	all facilities and operations of Goldbelt and the Goldbelt Subsidiaries have been conducted, and are now, in compliance with all environmental Laws;

(b)	Goldbelt and the Goldbelt Subsidiaries are in possession of, and in compliance with, all environmental approvals, consents, waivers, permits, orders and exemptions required to own, lease and operate its real property and mineral interests and rights and to conduct its business as it is now being conducted and, except as set out in the Disclosure Letter, to develop the Property and the Mineral Rights in the manner contemplated in the Goldbelt Public Documents filed on or before the date hereof;

(c)	no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Goldbelt and the Goldbelt Subsidiaries and, to the knowledge of Goldbelt, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

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(d)	neither Goldbelt nor any Goldbelt Subsidiary is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)	to the knowledge of Goldbelt, there are no actual changes in the status, terms or conditions of any environmental approvals, consents, waivers, permits, orders and exemptions held by Goldbelt or any Goldbelt Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Goldbelt or any Goldbelt Subsidiary following the Expiry Time, except as set out in the Disclosure Letter;

(f)	Goldbelt and the Goldbelt Subsidiaries have made available to Parent all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)	Goldbelt and the Goldbelt Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any liability under any environmental Laws, to Goldbelt’s knowledge.
23.	Disclosure Controls and Procedures
          Goldbelt’s system of disclosure controls and procedures are reasonably designed to ensure that (i) information required to be disclosed by Goldbelt under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws, and (ii) all such information required to be disclosed by Goldbelt in the Goldbelt Public Documents is accumulated and communicated to the management of Goldbelt, as appropriate to allow timely decisions regarding required disclosure.
24.	Internal Control Over Financial Reporting
          Goldbelt’s system of internal controls over financial reporting includes policies related to the maintenance of records that are reasonable and detail accurately and fairly reflect the transactions and disposition of assets and such system is sufficient to provide reasonable assurance: (i) that transactions are properly recorded to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures of Goldbelt and the Goldbelt Subsidiaries are being made only in accordance with authorizations of management and directors of Goldbelt and the Goldbelt Subsidiaries; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Goldbelt or the Goldbelt Subsidiaries that could have a material effect on its financial statements. To the knowledge of Goldbelt, prior to the date of this Agreement, there is no fraud, whether or not material, that involves

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management or other employees who have a significant role in the internal control over financial reporting of Goldbelt. Since July 1, 2006, Goldbelt has received no material complaints from any source regarding accounting, internal accounting controls or auditing matters.
25.	Stock Exchange Compliance
          Goldbelt is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.
26.	Reporting Issuer Status
          As at the date hereof Goldbelt is a reporting issuer not in default under the securities laws of the Provinces of British Columbia, Alberta and Ontario.
27.	United States Securities Laws
     (a) Goldbelt is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.
     (b) Goldbelt is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
     (c) Persons holding not more than 40% of the Common Shares are U.S. holders for purposes of Rule 14d-1(b) under the Exchange Act.
     (d) The Common Shares are not registered or required to be registered pursuant to Section 12 of the Exchange Act.